August 4, 2008

Ms. Linda Cvrkel
Branch Chief
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
RE:	Spartan Motors, Inc. Response to Comment Letter Dated July 21, 2008 Form 10-K for the year ended December 31, 2007 File No. 001-33582

Dear Ms. Cvrkel:

We have received your letter dated July 21, 2008 commenting on the Annual Report on Form 10-K for Spartan Motors, Inc. (the "Company"). We present the following responses, numbered to correspond to the numbered comments in your letter. For the convenience of the Staff, each of the Staff's comments is set forth in full (in italics) and the Company's response thereto immediately follows.

Annual Report of Form 10-K for the year ended December 31, 2007

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 15
1.

We note from your discussion in your MD&A on page 17 that the 2007 increase in Other Spartan Chassis sales of approximately $203 million was attributable to higher sales of military chassis for the Mine Resistant Ambush Protected (MRAP) military subcontracts and increased service parts. Where changes in results are attributed to more than one factor, please revise to quantify each factor. Also for each factor, quantify separately each component attributable to the increase in sales (i.e. the change in volume from period to period, the change in price/rate from period to period, etc.). Additionally, explain the reason(s) why the 2007 sales attributable to the MRAP military subcontracts significantly increased year over year. A thorough analysis often will involve discussing both the components/intermediate effects of those factors/matters and the reason underlying those components/intermediate effects associated with the material causes for the change from period to period. For example, if a company's financial statements reflect materially higher revenues resulting from a increase in volume or rate when compared to a prior period, MD&A should not only identify the increase in sales volume or rate, but also should analyze the reasons underlying the increase volume or rate. The analysis should reveal the underlying quantitative and qualitative material causes of the matters described on a separate basis, and any expected future impact on operating results. Please revise your future filings accordingly. See Item 303 of Regulation S-K and FR-72 for guidance. As part of your response, please provide us with your proposed disclosure.

In future filings we will revise our discussion of MD&A to include quantification of each factor for material changes in results, when more than one factor is attributed to the change. In addition, we will include the reasons underlying the material change in the factors as well as any expected material future impact on operating results. Our proposed disclosure of the MD&A for the year ended December 31, 2007, incorporating your comments noted above would have been as follows:

"Other Spartan Chassis sales were $282.0 million compared to $79.2 million in 2006, an increase of $202.8 million. This growth over the prior year is primarily due to higher sales of military chassis coupled with higher service parts sales. Sales of military chassis increased $182.1 million over the military chassis sales levels in the prior year. This increase was due to an increase in military chassis volume, primarily as a result of orders received under the new Mine Resistant Ambush Protected (MRAP) program. Production under this program began in the third quarter of 2007 and the backlog of orders received as of December 31, 2007 will continue production through most of 2008, assuming that orders are not canceled. See Item 1A "Risk Factors" relating to government contracts for more details. Service parts sales in 2007 contributed an increase of $21.7 million in 2007 versus 2006. The increase in service parts sales was due to additional volume of sales and corresponds to increased military vehicles in the field, primarily as a result of the MRAP program mentioned above."

2.

Reference is made to your disclosure in Note 13 - Quarterly Financial Data (page 38) where we note significant variability in sales, gross profit, and net earnings between the quarter ended December 31, 2007 and all of your other prior quarters for 2007. In this regard, please provide us with (i) the nature of items and amounts that contributed to the significant variability in sales in the quarter ended December 31, 2007 compared to all of your other prior quarters ended in 2007 individually and (ii) the reasons why gross profit and net earnings compared to sales for the quarter ended December 31, 2007 is disproportionately different when compared to all of your other prior quarters ended in 2007 individually

(i)

The item that drove the significant increase in sales in the quarter ended December 31, 2007 is an increase in "other sales" in the fourth quarter. The quarterly product sales information for 2007, which can be computed by comparing our 2007 quarterly and year-end filings, is as follows:

	Quarter Ended
	March 31, 2007	June 30, 2007	September 30, 2007	December 31, 2007

Motorhome chassis sales	$56,154	$60,390	$48,536	$52,145
Fire truck chassis sales	24,093	23,283	$18,097	27,723
EVTeam product sales	21,400	20,770	19,693	27,590
Other sales	41,235	48,140	62,565	130,109
Sales	$142,882	$152,583	$148,891	$237,566

The primary factors for the increase in "other sales" in the fourth quarter of 2007 are consistent with the explanation for the year-over-year increase mentioned in response to Comment #1 above. The increase in sales in the quarter ended December 31, 2007 when compared to the prior quarter is primarily due to higher sales of military chassis coupled with higher service parts sales. A breakdown of "other sales" by quarter is as follows:

	Quarter Ended
	March 31, 2007	June 30, 2007	September 30, 2007	December 31, 2007

Military chassis sales	$35,821	$40,598	$56,723	$113,408
Service parts sales	4,092	7,041	5,614	16,418
Other sales	1,322	501	228	283
Total other sales	$41,235	$48,140	$62,565	$130,109

The increase in military chassis sales levels in the fourth quarter of 2007, when compared to the previous quarters, was due to an increase in military chassis volume, primarily as a result of orders received under the MRAP program. Production under this program began in the third quarter of 2007, as indicated by an uptick in the third quarter over the prior two quarters, and ramped up in the fourth quarter of 2007. Service parts sales connected with these additional vehicles in service saw a similar ramp up in the fourth quarter of 2007.

(ii)

Gross profit and net earnings compared to sales for the quarter ended December 31, 2007 were greater than the prior quarters of 2007 primary due to the impact of the MRAP program ramp up. Sales went up 59.6% in the fourth quarter when compared to the third quarter with gross profit increasing 72.0% primarily due to the increase in volume coupled with MRAP program efficiencies. As mentioned in the response to Comment #2, Part (i), production under the MRAP program began in the third quarter of 2007. As with the start of production of any new product, material and labor inefficiencies resulted in a drop in gross margins in the third quarter. As the manufacturing workforce became more familiar with the production of the product, material and labor efficiencies were gained and gross margins improved in the fourth quarter. Net income grew more dramatically (219.5%) than the sales growth of 59.6% primarily due to a decrease in the operating expenses as a percentage of sales from 9.1% in the third quarter of 2007 to 7.2% in the fourth quarter of 2007. Operating expenses (research & development, selling and general and administrative expenses) decreased as a percentage of sales primarily for two reasons. First, staff was added in the third quarter of 2007 ahead of the correlated sales increase to support the ramp up of the MRAP program that continued into the fourth quarter of 2007. Second, incremental sales do not typically drive the same level of operating expenses as the base services, provided by operating research & development, selling and general & administrative staff, are already in place.

Balance Sheets, page 22

3.	We note the following from your balance sheets on page 22:

	•	Accounts receivable increased by approximately $70.3 million or 112% in 2007 compared to 2006

	•	Total sales increased by approximately $236.5 million or 53% in 2007 compared to 2006

As the 2007 accounts receivable balance has significantly increased in comparison to 2006 and considering that this increase is significantly disproportionate to the year-over-year increase in 2007 total sales, please revise future filings to quantify each factor attributable to the year-over-year increase in the 2007 accounts receivable balance. Along with quantifying each material factor, please disclose the nature of, or reason for each factor. As part of your response, please provide us with your proposed disclosure.

In future filings we will quantify each material factor attributable to the year-over-year increase in the accounts receivable balance. In addition to the quantification of each material factor, we will also disclose the nature of, or reason for, each material factor. Our proposed disclosure regarding the change in the accounts receivable balance for the year ended December 31, 2007, incorporating your comments noted above would have been as follows:

"Accounts receivable at December 31, 2007 was $132.9 million compared to $62.6 million at December 31, 2006. The increase of approximately $70.3 million, or 112.3%, is primarily a result of an increase in sales in the fourth quarter of 2007 when compared to the fourth quarter of 2006. Sales in the fourth quarter of 2007 were $237.6 million versus sales of $123.6 million in the fourth quarter of 2006, representing a 92.2% increase. In addition, the sales distribution during the fourth quarter was heavily weighted toward the end of the fourth quarter 2007 due to the delivery requirements of the MRAP program versus a weighting toward the beginning of the fourth quarter in 2006. As the account receivable balance at the end of the year consists primarily of sales generated later in the quarter, this drove the percentage increase in accounts receivable higher than the percentage increase in sales between the two quarters and the two fiscal years overall."

This added disclosure would have been placed in the Management's Discussion and Analysis section of the Form 10-K.

4.

We note from your balance sheets on page 22 that accounts payable significantly increased by approximately $60.1 million in 2007 compared to 2006. As the 2007 accounts payable balance has significantly increased in comparison to 2006, please revise future filings to quantify each factor attributable to the year-over-year increase in the 2007 accounts payable balance. Along with quantifying each material factor, please disclose the nature of, or reason for each factor. As part of your response, please provide us with your proposed disclosure.

In future filings we will quantify each material factor attributable to the year-over-year increase in the accounts payable balance. In addition to the quantification of each material factor, we will also disclose the nature of, or reason for, each material factor. Our proposed disclosure regarding the change in the accounts payable balance for the year ended December 31, 2007, incorporating your comments noted above would have been as follows:

"Accounts payable at December 31, 2007 was $90.8 million compared to $30.7 million at December 31, 2006. The increase of approximately $60.1 million is primarily a result of an increase in inventory of $38.9 million at the end of 2007 when compared to the end of 2006. In addition, during the holiday period between Christmas Eve and New Year's day, typically the company shuts down. In 2007, military chassis production ran during this period to meet requested customer delivery dates and driving down inventory prior to year-end. The accounts payable department, on the other hand, did not work during the shut down period resulting in no check runs during the period and contributing to the increase in accounts payable."

This added disclosure would have been placed in the Management's Discussion and Analysis section of the Form 10-K.

Item 8. Financial Statements and Supplementary Data, page 22,
Note 12. Business Segments, page 37

5.

We note from your disclosure that the EV team business segment as of December 31, 2007 has segment assets of approximately $54.07 million and has incurred recurring significant segment losses since December 31, 2005. Also, we note from page 26 that you have only recorded a charge of approximately $2.1 million for goodwill impairment in 2006, and no other impairment charges have been recorded as of December 31, 2007 related to long-lived assets or intangibles. Additionally, we note that the EV team segment losses continue through your quarter ended March 31, 2008. In light of the fact that the EV team business segment continues to incur significant segment losses, please advise us of the separate dates of your EV team business segment long-lived assets impairment test for the fiscal year ended December 31, 2007 and for the interim period ended March 31, 2008. If no impairment test was completed during these periods, please explain why this was not required pursuant to paragraph 8(c) of SFAS No. 144. Furthermore, provide us with a summary of material relevant facts, assumptions, and estimates you considered in the impairment analysis on an individual asset group basis, and for those long lived assets, for which no impairment charges were taken, further explain to us why you concluded that no impairment of those long-lived assets in the EV team business segment was necessary for the year ended December 31, 2007 and the interim period ended March 31, 2008.

Finally, if the remaining balance of goodwill as of December 31, 2007 relates to the EV team business segment, provide us with a summary of material relevant facts, assumptions, and estimates you considered in your goodwill impairment analysis and further explain to us why you concluded that no impairment of goodwill was necessary for the year ended December 31, 2007 and the interim period ended March 31, 2008.

The EV team business segment goodwill impairment test was performed as of October 1, 2007 per company policy for the year ended December 31, 2007. The only goodwill balance carried on the balance sheet ($2.5 million) relates to the Crimson Fire operating segment, which is part of the EV team reportable segment. The goodwill impairment charge in 2006 related to the Road Rescue operating segment, which is also part of the EV team reportable segment. The Crimson Fire operating segment generated positive cash from operations during the quarter ended March 31, 2008 and the sales and net income actual results for Crimson Fire for the quarter ended March 31, 2008 were greater than the 2008 plan numbers that were included in the SFAS No. 142 impairment test for the year ended December 31, 2007. In addition, no events or changes in circumstances trigged a test for the recoverability of long-lived assets, as described in Paragraph 8 of SFAS No. 144. Therefore, no impairment test was performed for the interim period ended March 31, 2008.

The material relevant facts, assumptions, and estimates we considered in the impairment analysis as of October 1, 2007, as well as why we concluded that no impairment of goodwill was necessary for the year ended December 31, 2007, are as follows:

In evaluating the potential impairment of goodwill, we performed our calculation and assessment consistent with the methodology we had used in prior years. The calculations were based upon our estimates of the present value of discounted cash flows from future years for Crimson Fire. The basis for the calculation was the Company's 2008 - 2010 Plan, which had been approved by senior management and the Board of Directors. This Plan was intentionally conservative by not planning for expected increases in business as a result of the market changes. Crimson Fire is already gearing up for increased production, not reflected in the plan, due to the additional business expected as a result of faltering of competitors. One such competitor, American LaFrance, filed a petition under Chapter 11 of the Bankruptcy Code in January 2008. This puts pressure on the supply market and provides more sales opportunities for Crimson Fire. Furthermore, to be highly conservative and consistent with prior years test we reduced the planned revenue forecasts for this segment by 20% in the goodwill impairment analysis. By applying this reduction to an already curtailed sales starting point, the results of the computation can be relied upon more solidly. For years 2011 and beyond, annual sales increases were held to a conservative 6%. Improvements in gross margin were assumed based upon higher overhead absorption as a result of the higher sales levels. These improvements resulted in gross margins that were conservative and in the range of historical gross margins. Operating expenses were assumed to be at prior year levels plus 1/3 of the sales percentage increase for 2010 and thereafter.

A discount rate of 12% was used in historical computations as it represented historical cost of capital. In the recent year, the Company has supported growth and production more aggressively through debt acquisition in place of raising public capital. As debt has a much lower cost, it dilutes the cost of capital. A weighted average cost of capital was computed to be 11.0% for the year ended 12/31/07.

Working capital needs have also decreased as Crimson Fire management made a concerted effort to reduce chassis inventory (~$5.1 million in 4th quarter 2007) and administrative labor (~$1.1 million projected expense decrease in 2008). The headcount dropped in 2007 from a high of 217 to 177 by year end. In 2008 headcount additions will be for direct labor only in order to support the projected sales increases.

The tax rate used in the computation is 35% and reflects the effective tax rate incurred by the segment. This rate is essentially the federal tax rate as there is no state tax for South Dakota. This is also conservative as there are credits obtained by the company allowing for an effective tax rate below 35% for this segment.

Based upon the assumptions discussed above, the cumulative discounted cash flow value exceeded the carrying value of the business. Therefore, it is management's assessment that there was no impairment of goodwill in 2007 based on the conservative calculations performed and the mitigating factors detailed above in regard to 2007.

Form DEF14A filed May 21, 2008

Performance - SPAR Plan Bonuses, page 12
6.

In future filings, please disclose all performance targets, including the SPAR amount, that must be achieved in order for your executive officers to earn their incentive compensation. To the extent you believe that disclosure of the targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide us with a detailed explanation for such conclusion. Please also note that to the extent that you have an appropriate basis for omitting the specific targets, you must discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors. General statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient. Please provide insight into the factors considered by the committee prior to the awarding of performance-based compensation such as historical analyses prior to the granting of these awards or correlations between historical bonus practice and the incentive parameters set for the relevant fiscal period.

In future filings we will disclose all performance targets, including the SPAR amount, that must be achieved in order for our executive officers to earn their incentive compensation. We will also include insight into any other material factors considered by the committee prior to the awarding of performance-based compensation.

Pursuant to the request included in your letter, the Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I hope that these responses satisfy all of the comments and issues addressed by the Staff. If you have any questions regarding the Company's responses to your comments, please contact me at (517) 543-6400.

Sincerely,

/s/ James W. Knapp

James W. Knapp
Chief Financial Officer
Spartan Motors, Inc.